Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of our operations should be read in conjunction with the unaudited consolidated financial statements of the Corporation included in this report and our MD&A and audited consolidated financial statements for the year ended December 31, 2003. Our financial statements have been prepared in accordance with Canadian GAAP. This discussion and analysis contains forward-looking statements, which involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements.

In our MD&A we use certain terms including “netback” and “cash flow”. These are non-GAAP terms with cash flow defined as cash generated from operating activities before changes in non-cash working capital and netback is defined within our MD&A.

Except as otherwise required by the context, reference in this MD&A to “our”, “we” or “us” refer to the combined business of PetroKazakhstan Inc. and all of its subsidiaries and joint ventures.

All numbers are in U.S. Dollars unless otherwise indicated.

HIGHLIGHTS

	Three months ended September 30

	2004	2003

Net income ($000’s)	176,218	91,150
Cash flow ($000’s)[1]	186,944	108,498
Basic net income per share	2.30	1.17
Basic cash flow per share	2.44	1.40
BOPD	157,786	154,712
Capital expenditures	32,284	37,079

	Nine months ended September 30

	2004	2003

Net income ($000’s)	385,731	228,132
Cash flow ($000’s)[1]	443,177	288,391
Basic net income per share	5.00	2.92
Basic cash flow per share	5.75	3.69
BOPD	150,630	146,898
Capital expenditures	98,700	124,094

1 Cash flow: We evaluate our operations based upon our net income and cash flow. Cash flow is a non-GAAP measure that represents cash flow from operations before changes in working capital. We consider this to be a key measure as we use this measure to evaluate our ability to generate cash to fund our growth through capital expenditures and our ability to repay debt. The comparable GAAP measure is cash flow from operating activities. The following table reconciles our non-GAAP measure cash flow to the comparable GAAP measure “Cash flow from operating activities”.

	Three months ended September 30

	2004	2003
	($’000s)	($’000s)

Cash flow	186,944	108,498
Changes in non-cash operating working capital items	5,479	(3,094)
Cash flow from operating activities	192,423	105,404

	Nine months ended September 30

	2004	2003
	($’000s)	($’000s)

Cash flow	443,177	288,391
Changes in non-cash operating working capital items	49,693	(45,462)
Cash flow from operating activities	492,870	242,929

5

NET RETURN PER BARREL

Set forth below are the details of the average net return achieved for crude oil export sales and sales derived from the refining of our own crude. These tables show averages across all types of sales contracts and illustrate the relationship between exports of crude oil versus refining our own crude oil and marketing refined crude oil products.

	Three months ended September 30, 2004

	Crude Oil	Own Crude Oil
	Exports	Refined and Sold*
	($/bbl)	($/bbl)

Net sales price achieved	35.75	28.15
Transportation costs	(6.18)	(3.13)
Selling costs	(0.61)	(0.76)
Crude utilized in refining	-	(1.75)
Refining cost	-	(0.81)
Royalties and taxes - downstream	-	(0.55)
General and administrative costs - downstream	-	(0.56)

Netback at Kumkol**	28.96	20.59
Production cost	(1.61)	(1.61)
Royalties and taxes - upstream	(3.34)	(3.34)
General and administrative costs - upstream	(0.65)	(0.65)

Net return per barrel	23.36	14.99

	Three months ended September 30, 2003

	Crude Oil	Own Crude Oil
	Exports	Refined and Sold*
	($/bbl)	($/bbl)

Net sales price achieved	21.56	18.29
Transportation costs	(7.75)	(1.40)
Selling costs	(0.47)	(0.70)
Crude utilized in refining	-	(1.06)
Refining cost	-	(0.49)
Royalties and taxes - downstream	-	(0.02)
General and administrative costs - downstream	-	(0.47)

Netback at Kumkol**	13.34	14.15
Production cost	(1.11)	(1.11)
Royalties and taxes - upstream	(1.73)	(1.73)
General and administrative costs - upstream	(0.59)	(0.59)

Net return per barrel	9.91	10.72

*	Net sales price achieved shown in these tables does not include the price received for purchased refined products resold.

**
Average Platts Brent or a similar index for each respective period does not reflect our average realized Brent price because of the timing of recognition of sales for financial statement purposes and the terms of the sales. Financial statement sales revenue is the basis used to determine the net sales price achieved in these tables. Therefore, a comparison of average Platts Brent or similar index to our netback at Kumkol cannot be used to determine our differential.

During the third quarter of 2004, the netback at Kumkol for crude oil exports increased by $15.62/bbl compared to the same quarter of 2003 due to a substantial increase in market prices (average Platts Brent was $41.54/bbl compared to $28.38/bbl in 2003). This was partly offset by foregone revenue due to our hedging program, which had a negative impact of $1.60 per barrel sold in the third quarter of 2004 compared to $0.04/bbl in the same quarter of 2003. Transportation costs decreased by $1.57/bbl due to the use of sales routes, different from those used in the previous year, and savings in pipeline costs. Royalties and taxes increased by $1.61/bbl due to the accrual of tax assessments relating to penalties and fines and royalties on gas (See Note 15 to the consolidated financial statements). The increase in royalties was also due to the increase in crude oil prices.

The netback at Kumkol for own crude oil refined and sold increased by $6.44/bbl compared to the third quarter of 2003 due to higher sales prices, offset in part by increases in our transportation costs, because we exported some refined products volumes on a non-FCA basis.

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	Nine months ended September 30, 2004

	Crude Oil	Own Crude Oil
	Exports	Refined and Sold*
	($/bbl)	($/bbl)

Net sales price achieved	29.48	23.01
Transportation costs	(6.47)	(1.99)
Selling costs	(0.57)	(0.68)
Crude utilized in refining	-	(1.45)
Refining cost	-	(0.69)
Royalties and taxes - downstream	-	(0.69)
General and administrative costs - downstream	-	(0.49)

Netback at Kumkol**	22.44	17.02
Production cost	(1.71)	(1.71)
Royalties and taxes - upstream	(1.99)	(1.99)
General and administrative costs - upstream	(0.60)	(0.60)

Net return per barrel	18.14	12.72

	Nine months ended September 30, 2003

	Crude Oil	Own Crude Oil
	Exports	Refined and Sold*
	($/bbl)	($/bbl)

Net sales price achieved	21.00	15.66
Transportation costs	(7.97)	(1.12)
Selling costs	(0.38)	(0.68)
Crude utilized in refining	-	(0.91)
Refining cost	-	(0.54)
Royalties and taxes - downstream	-	(0.14)
General and administrative costs - downstream	-	(0.45)

Netback at Kumkol**	12.65	11.82
Production cost	(1.25)	(1.25)
Royalties and taxes - upstream	(1.27)	(1.27)
General and administrative costs - upstream	(0.59)	(0.59)

Net return per barrel	9.54	8.71

*	Net sales price achieved shown in these tables does not include the price received for purchased refined products resold.

**
Average Platts Brent or a similar index for each respective period does not reflect our average realized Brent price because of the timing of recognition of sales for financial statement purposes and the terms of the sales. Financial statement sales revenue is the basis used to determine the net sales price achieved in these tables. Therefore, a comparison of average Platts Brent or similar index to our netback at Kumkol cannot be used to determine our differential.

During the first nine months of 2004, the netback at Kumkol for crude oil exports increased by $9.79/bbl compared to the same period of 2003 due to a significant increase in market prices (average Platts Brent was $36.36/bbl compared to $28.63/bbl in 2003) and savings in transportation costs. This was partially offset by foregone revenue due to our hedging program, which had a negative impact of $1.09 per barrel sold in the first three quarters of 2004 compared to $0.20/bbl for the same period in 2003. Transportation costs decreased by $1.50/bbl due to the use of sales routes, different from those used in the previous year, and savings in pipeline costs. Royalties and taxes increased by $0.72/bbl due to the accrual of tax assessments relating to penalties and fines and royalties on gas (See Note 15 to the consolidated financial statements). The increase in royalties was also due to the increase in crude oil prices.

The netback at Kumkol for own crude oil refined and sold increased by $5.20/bbl compared to the third quarter of 2003 due to higher sales prices, offset in part by increases in our transportation and selling costs. Transportation costs increased because we exported some refined products volumes on a non-FCA basis.

7

KEY PERFORMANCE INDICATORS

We measure the performance of our Upstream and Downstream operations using the following key performance indicators.

	Three months ended September 30

	2004	2003

BOPD	157,786	154,712
Differential* ($/bbl)	11.66	14.11
Average refined products price ($/bbl)	28.15	18.29
Production expense ($/bbl)	1.61	1.11
Refining cost ($/bbl)	0.81	0.49
General and administrative ($/bbl)	1.21	1.06
Effective income tax rate, %	35.5%	30.9%

	Nine months ended September 30

	2004	2003

BOPD	150,630	146,898
Differential* ($/bbl)	12.12	14.53
Average refined products price ($/bbl)	23.01	15.66
Production expense ($/bbl)	1.71	1.25
Refining cost ($/bbl)	0.69	0.54
General and administrative ($/bbl)	1.09	1.04
Effective income tax rate, %	36.4%	31.1%

*
Our differential is calculated as the difference between the average Brent price received for finalized crude oil export sales made by PKKR and Turgai, and our netback at Kumkol. It is the sum of the costs and discounts incurred in order to transport and sell our crude oil to international markets. The sales revenue used in this measure differs from sales revenue in the statement of net income and the net return table for the following reasons:

•
The differential does not include Kazgermunai sales over which we have limited control. Kazgermunai is excluded because the differential is used to measure the performance of our internal marketing and transportation group.

•
The differential is calculated using finalized sales transactions. Our financial statements include estimates on shipments in transit at the end of the quarter that may slightly differ from the final transactions.

BOPD. See Production and Processing for a discussion of our production.

Differentials. The graph to the right shows our differential over the last year and the first three quarters of 2004 ($/bbl) based on completed sales.

Production expenses. Production expenses were higher in the third quarter and nine months of 2004 compared to 2003 because of a number of factors. We continue to use temporary power generators to operate single well batteries in the KAM fields pending construction of infrastructure. The water cut in a number of our fields including our JV Turgai continued to increase resulting in higher production expenses. The number of wells commissioned in 2004 is higher compared to 2003.

Refining cost. Refining costs for the third quarter and the first nine months of 2004 are higher by $1.7 million and $2.3 million, respectively, when compared to the same periods of 2003. The main reasons for the increase are higher costs for repairs and purchased energy. Purchased energy costs were higher due to the continuous operation of the vacuum distillation unit during the third quarter of 2004.

General and administrative expenses. General and administrative expenses increased in the third quarter of 2004 due to $0.7 million ($2.8 million for nine months of 2004) of compensation cost being recognized for stock options granted pursuant to the new accounting standard, which we adopted at the beginning of 2004. The remaining increase is attributable to increased activity levels.

Effective income tax rate. The statutory tax rate in Kazakhstan, where all of our operations are located, is 30%. Our effective tax rate differs due to certain expenses, which cannot be deducted for statutory tax purposes. Our tax rate as a percentage of net income before tax in the third quarter of 2004 was 35.5% compared to 30.9% in the same quarter of 2003 (36.4% for the

8

nine months of 2004 compared to 31.1% for the same period of 2003). The effective income tax rates are higher in 2004 due to provisions for excess profit tax in our Turgai joint venture, whereas there was no provision in 2003. The effective rate also increased in the third quarter of 2004 due to the accrual of taxes under dispute (see Royalties and Taxes).

PRODUCTION AND PROCESSING

PRODUCTION

The following table sets forth our barrels of oil produced per day by field and on a consolidated basis.

	Three months ended September 30

Field	2004	2003
	(BOPD)	(BOPD)

Kumkol South	48,126	57,137
Kumkol North	36,703	31,169
South Kumkol	22,400	29,551
Kyzylkiya	11,727	8,681
Aryskum	10,659	8,984
Maibulak	1,951	1,174
North Nurali	827	-
East Kumkol	752	-
License #952	371	-
License #951	15	-
Kazgermunai Fields	24,255	18,016

Total	157,786	154,712

	Nine months ended September 30

Field	2004	2003
	(BOPD)	(BOPD)

Kumkol South	46,799	58,789
Kumkol North	34,998	28,799
South Kumkol	23,837	29,265
Kyzylkiya	10,317	7,587
Aryskum	9,166	6,431
Maibulak	2,153	734
North Nurali	504	-
East Kumkol	252	-
License #952	272	-
License #951	9	-
Kazgermunai Fields	22,323	15,293

Total	150,630	146,898

Kumkol South. The decrease in Kumkol South production in the third quarter and for the first nine months of 2004 was mainly due to 18 wells that border the Kumkol North field that were shut-in for the first four months of 2004 and are now on a reduced production scheme under a technical regime designed to equalize the reservoir pressure along the border between the fields. Additionally, during the third quarter of 2004 water injection capacity has been a limiting factor in optimizing our production due to increased water production from our Kumkol South, South Kumkol and Kumkol North fields.

Kumkol North. Increases in production from our Kumkol North field were due to an increase in the number of production wells and installation of artificial lift.

South Kumkol. South Kumkol production decreased due to declining reservoir pressure which necessitated conversion of three of our producing wells to water injection wells. We had 22 producing wells in the third quarter of 2003 as opposed to 18 producing wells in the same quarter of 2004.

KAM fields. The increase in production from our KAM fields (Kyzylkiya, Aryskum, Maibulak) was due to the increased number of wells put on production and implementation of our artificial lift program.

9

East Kumkol. East Kumkol is currently on an extended production test, pending completion of a hydrocarbon production contract and finalization of a joint operating agreement with our 40% partner Turgai.

Kazgermunai fields. Kazgermunai completed surface facility debottlenecking measures in late 2003, leading to the increase in 2004 production. The increase in production was also due to PetroKazakhstan accepting Kazgermunai trucked oil at Kumkol with a higher watercut than was acceptable at the truck off loading stations in Kyzylorda.

INVENTORY

The following table sets forth the movements in crude oil inventory for our Upstream operations for the three and nine months ended September 30, 2004 and 2003.

	Three months ended September 30

	2004	2003
	(MMbbls)	(MMbbls)

Opening inventory of crude oil	2.61	2.12
Production	14.52	14.23
Crude oil purchased from third parties	-	0.02
Crude oil purchased from joint ventures (50%)	0.07	0.13
Sales or transfers	(14.87)	(14.37)
Field and transportation losses	(0.10)	(0.04)

Closing inventory of crude oil	2.23	2.09

	Nine months ended September 30

	2004	2003
	(MMbbls)	(MMbbls)

Opening inventory of crude oil	2.87	2.72
Production	41.28	40.10
Crude oil purchased from third parties	1.09	0.02
Crude oil purchased from joint ventures (50%)	0.22	0.54
Sales or transfers	(43.04)	(40.51)
Field and transportation losses	(0.19)	(0.13)
Return of purchased crude	-	(0.65)

Closing inventory of crude oil	2.23	2.09

SALES OF CRUDE OIL

The following table sets out our total crude oil sales and transfers from Upstream operations for the three and nine months ended September 30, 2004 and 2003.

	Three months ended September 30

	2004	2004	2003	2003
	MMbbls	%	MMbbls	%

Crude oil exports	8.45	56.8%	7.22	50.2%
Crude oil transferred to downstream	3.97	26.7%	4.62	32.2%
Crude oil transferred to downstream by joint ventures (50%)	1.50	10.1%	1.72	12.0%
Royalty payments	0.95	6.4%	0.81	5.6%

Total crude oil sales or transfers	14.87	100.0%	14.37	100.0%

	Nine months ended September 30

	2004	2004	2003	2003
	MMbbls	%	MMbbls	%

Crude oil exports	23.29	54.1%	20.58	50.8%
Crude oil transferred to downstream	12.22	28.4%	14.55	35.9%
Crude oil transferred to downstream by joint ventures (50%)	4.70	10.9%	4.57	11.3%
Royalty payments	2.83	6.6%	0.81	2.0%

Total crude oil sales or transfers	43.04	100.0%	40.51	100.0%

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REFINING

Our total processed volumes were as follows:

	Three months ended September 30

	2004	2003
	(MMbbls)	(MMbbls)

Feedstock refined into product	7.04	8.30
Tolled volumes	0.14	-

Total processed volumes*	7.18	8.30

	Nine months ended September 30

	2004	2003
	(MMbbls)	(MMbbls)

Feedstock refined into product	21.74	23.85
Tolled volumes	0.27	0.23

Total processed volumes*	22.01	24.08

*The total processed volumes are used for our per barrel calculations.

Sources of feedstock supplies for our refinery were as follows:

	Three months ended September 30

	2004	2003
	(MMbbls)	(MMbbls)

Acquired from PKKR	3.97	4.62
Purchased from joint ventures (100%)	3.00	3.44
Purchased from third parties	0.01	0.07

Total feedstock acquired	6.98	8.13

	Nine months ended September 30

	2004	2003
	(MMbbls)	(MMbbls)

Acquired from PKKR	12.22	14.55
Purchased from joint ventures (100%)	9.40	9.14
Purchased from third parties	0.01	0.07

Total feedstock acquired	21.63	23.76

The movements in our feedstock inventory at our refinery were as follows:

	Three months ended September 30

	2004	2003
	(MMbbls)	(MMbbls)

Opening inventory of crude oil feedstock	0.05	0.23
Purchase and acquisition of feedstock	6.98	8.13
Recoverable feedstock from traps	0.03	-
Feedstock refined into product	(7.04)	(8.30)

Closing inventory of feedstock	0.02	0.06

	Nine months ended September 30

	2004	2003
	(MMbbls)	(MMbbls)

Opening inventory of crude oil feedstock	0.03	0.20
Purchase and acquisition of feedstock	21.63	23.76
Recoverable feedstock from traps	0.10	(0.05)
Feedstock refined into product	(21.74)	(23.85)

Closing inventory of feedstock	0.02	0.06

11

The movement in inventory of refined products was as follows:

	Three months ended September 30

	2004	2003
	(MM Tonnes)*	(MM Tonnes)*

Opening inventory of refined product	0.18	0.12
Refined product from feedstock	0.85	1.01
Refined product purchased	0.01	-
Refined product sold	(0.90)	(0.97)
Refined product internal use	(0.01)	-

Closing inventory of refined product	0.13	0.16

	Nine months ended September 30

	2004	2003
	(MM Tonnes)*	(MM Tonnes)*

Opening inventory of refined product	0.26	0.22
Refined product from feedstock	2.63	2.90
Refined product purchased	0.05	0.01
Refined product sold	(2.78)	(2.97)
Refined product internal use	(0.03)	-

Closing inventory of refined product	0.13	0.16

*	The inventory of products represents a mix of products for which no unique conversion from barrels to tonnes exists. The standard conversion used by us for crude oil is 7.746 barrels to the tonne.

RESULTS OF OPERATIONS

REVENUE

As at June 30, 2004, approximately 1.3 mmbbls of non-FCA sales were in transit and hence, included in inventory. The net income realized on these sales in the third quarter of 2004 was $20.0 million, as compared to $18.1 million of net income estimated at June 30, 2004. As at September 30, 2004, approximately 0.8 mmbbls of non-FCA sales were in transit and included in inventory. We expect to realize these volumes in the fourth quarter of 2004 for net income of $16.0 million.

	Three months ended September 30

	2004	2003	Change
	($000’s)	($000’s)	($000’s)%

Crude oil	321,676	163,955	157,721	96.2
Refined products	195,466	137,355	58,111	42.3
Service fees	284	864	(580)	(67.1)
Interest income	1,176	978	198	20.2

Total revenue	518,602	303,152	215,450	71.1

	Nine months ended September 30

	2004	2003	Change
	($000’s)	($000’s)	($000’s)%

Crude oil	735,240	440,372	294,868	67.0
Refined products	495,474	359,769	135,705	37.7
Service fees	4,166	4,191	(25)	(0.6)
Interest income	2,416	2,344	72	3.1

Total revenue	1,237,296	806,676	430,620	53.4

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CRUDE OIL

The table below sets out volumes sold, net realized prices and crude oil revenue:

THREE MONTHS ENDED SEPTEMBER 30, 2004

	Volumes Sold	Net Realized Price	Revenue
	(MMbbls)	($/bbl)	($000’s)

Crude sales sold FCA	-	-	-
Crude sales sold non-FCA	6.72	38.10	256,020
Kazgermunai export sales	1.73	26.60	46,017
Royalty payments*	0.95	20.67	19,639

Total	9.40	34.22	321,676

THREE MONTHS ENDED SEPTEMBER 30, 2003

	Volumes Sold	Net Realized Price	Revenue
	(MMbbls)	($/bbl)	($000’s)

Crude sales sold FCA	0.38	14.44	5,489
Crude sales sold non-FCA	5.34	22.75	121,495
Kazgermunai export sales	1.50	19.15	28,727
Royalty payments*	0.81	10.18	8,244

Total	8.03	20.42	163,955

NINE MONTHS ENDED SEPTEMBER 30, 2004

	Volumes Sold	Net Realized Price	Revenue
	(MMbbls)	($/bbl)	($000’s)

Crude sales sold FCA	-	-	-
Crude sales sold non-FCA	18.21	31.01	564,636
Kazgermunai export sales	5.08	24.05	122,172
Royalty payments*	2.83	17.11	48,432

Total	26.12	28.15	735,240

NINE MONTHS ENDED SEPTEMBER 30, 2003

	Volumes Sold	Net Realized Price	Revenue
	(MMbbls)	($/bbl)	($000’s)

Crude sales sold FCA	2.89	15.49	44,781
Crude sales sold non-FCA	13.58	23.32	316,665
Kazgermunai export sales	4.11	17.20	70,682
Royalty payments*	0.81	10.18	8,244

Total	21.39	20.59	440,372

*	Royalty price is the average sales price at wellhead.

Our increase in crude oil revenue for the third quarter and the first nine months of 2004 compared to the same periods in 2003 was due to the substantial increase in crude oil market prices and the absence of FCA sales.

Royalty payments represent deliveries for royalty in kind volumes. There were no royalty in kind volumes in the second quarter and first half of 2003, because we settled our royalty obligations in cash.

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REFINED PRODUCT REVENUE

The tables below set forth the related tonnes of refined products sold, the average prices obtained and revenues received for the three and nine months ended September 30, 2004 and 2003.

	Three months ended September 30

	Tonnes	Average Price	Revenue
	Sold	($/tonne)	($000’s)

2004	896,499	218.03	195,466
2003	969,634	141.66	137,355

	Nine months ended September 30

	Tonnes	Average Price	Revenue
	Sold	($/tonne)	($000’s)

2004	2,780,389	178.20	495,474
2003	2,965,755	121.31	359,769

Third quarter 2004 revenues included the sale of 105,513 tonnes (131,011 tonnes for the first nine months of 2004) of our new product Vacuum Gasoil (“VGO”), a product not produced or sold in 2003. VGO generated revenues of $27.2 million in the third quarter of 2004 ($33.0 million in the first nine months).

PRODUCTION EXPENSES

Production expenses relate to the cost of producing crude oil in our Upstream operations. Based on the number of barrels of oil produced, these costs were as follows:

	Production	Per barrel of oil
	Expenses	Produced
	($000’s)	($/bbl)

Three months ended September 30, 2004	23,392	1.61
Three months ended September 30, 2003	15,812	1.11
Nine months ended September 30, 2004	70,508	1.71
Nine months ended September 30, 2003	49,961	1.25

Production expenses increased by $7.6 million for the third quarter of 2004. The factors were as follows.

•	The increase in water cut at our Kumkol South, South Kumkol and Turgai fields and additional wells placed on artificial lift resulted in increased expenditures of $4.5 million.

•
Our production expenses increased by $1.7 million due to the release of inventoried production expenses, as sales volumes exceeded production volumes. This accounts for $0.12/bbl increase in our per unit costs.

Production expenses increased by $20.5 million for the nine months ended September 30, 2004. The contributing factors were as follows.

•
The continued increase in water cut at our Kumkol South, South Kumkol and Turgai fields and additional wells placed on artificial lift resulted in the increased expenditures of $9.6 million. Additional capital will be invested during 2005 on EOR ("Enhanced Oil Recovery") and water handling facilities, that will reduce our production expenses.

•
In our KAM fields we are operating single well batteries pending completion of infrastructure. We also commissioned a number of new facilities, Aryskum CPF, Aryskum gas compressor for gas re-injection, Maibulak water injection, Aryskum pumping station on our KAM pipeline, and we commenced installation of artificial lift, all of which led to higher costs of approximately $5.5 million.

•
During 2005 we will be installing flowlines to tie in the single wells at KAM fields to our main facilities and we are also planning to increase capacities of the existing facilities to handle the increasing fluid production.

•
Our production expenses increased by $2.7 million due to the release of inventoried production expenses, as sales volumes exceeded production volumes. This accounts for $0.07/bbl increase in our per unit costs.

14

Our upstream operations have embarked on a program focused on reducing our production expenses. A number of initiatives have been identified and we are in the process of implementation. The third quarter results demonstrate that this program is having an impact.

ROYALTIES AND TAXES

The following table sets forth the components of royalties and taxes.

	Three months ended September 30

	2004	2003
	($000’s)	($000’s)

Royalties and production bonus	30,635	18,695
Tax assessments	14,562	-
Other taxes	7,209	6,034

Total	52,406	24,729

	Nine months ended September 30

	2004	2003
	($000’s)	($000’s)

Royalties and production bonus	59,999	36,439
Tax assessments	14,813	492
ARNM assessment	3,600	-
Other taxes	18,801	17,218

Total	97,213	54,149

Royalties and Production Bonus

Royalties and production bonus for the third quarter of 2004 were $30.6 million, which represented an effective overall royalty rate of 8.6% excluding production bonuses of $0.2 million. Royalties and production bonus for the third quarter of 2003 were $18.7 million, an overall royalty rate of 9.9%, after excluding the production bonuses of $0.3 million. The reasons for the lower overall royalty rate were that a higher proportion of production came from fields with lower royalty rates and the temporary reduction in production at Kumkol South. Despite the decrease in the average rate, royalties and taxes increased due to the increase in crude oil prices.

Royalties and production bonus for the nine months ended September 30, 2004 were $60.0 million, which represented an effective overall royalty rate of 7.1% excluding production bonuses of $0.5 million. Royalties and production bonus for the same period of 2003 were $36.4 million, which represented an effective overall royalty rate of 7.9% excluding production bonuses of $0.7 million. The decrease in the royalty rate was mainly due to the decreased production from Kumkol South, a field with higher royalty rates.

Tax Assessments

As described in Note 15 to our consolidated financial statements, tax assessments totalling $13.0 million were recorded in the third quarter of 2004. There were $8.0 million in fines and penalties relating to an assessment for road fund taxes and $5.0 million for royalties on associated gas. An additional provision of $1.6 million for penalties was recorded relating to interest charges on this tax assessment.

For the nine months of 2004 we received assessments amounting to $0.3 million for property taxes and social taxes. Tax assessments of $0.5 million in the first nine months of 2003 represent tax assessments received on excise and other taxes for 2000 and 2001.

ARNM Assessment

As described in Note 20 to our 2003 annual report, the Agency for Regulation of Natural Monopolies and Protection of Competition (“ARNM”) alleged that PetroKazakhstan Oil Products, our subsidiary operating our refinery, charged prices for refined oil products that in total were $6.3 million in excess of ARNM authorized maximum prices. In April 2004 following a Supreme Court decision, we paid $3.6 million to satisfy the assessment. See Note 15 to the interim consolidated financial statements.

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Other Taxes

Other taxes of $7.2 million in the third quarter of 2004 include:

•	excise tax on refined products ($3.7 million in 2004 compared to $4.0 million in 2003);

•	value added tax on crude oil ($2.0 million in 2004 compared to $0.8 million in 2003);

•	various taxes, including property taxes, road fund and other ($1.5 million in 2004 compared to $1.2 million in 2003).

Other taxes of $18.8 million in the first nine month periods ended September 30, 2004 include:

•	Excise tax on refined products ($10.8 million in 2004 compared to $8.6 million in 2003);

•	Excise tax on crude oil exports (nil in 2004 compared to $1.0 million in 2003);

•	Value added tax on crude oil ($3.4 million in 2004 compared to $4.2 million in 2003);

•	Various taxes, including property taxes, road fund and other ($4.6 million in 2004 compared to $3.4 million in 2003).

TRANSPORTATION

The table below sets out the components of transportation costs.

	Three months ended September 30

	2004	2003
	($000’s)	($000’s)

Pipeline	8,347	11,350
Kazgermunai transportation	7,923	5,904
Railway - crude oil	39,537	33,667
Railway - refined products	13,576	2,011
Other	3,179	3,387

Total	72,562	56,319

	Nine months ended September 30

	2004	2003
	($000’s)	($000’s)

Pipeline	25,686	49,387
Kazgermunai transportation	22,466	12,014
Railway - crude oil	113,117	101,412
Railway - refined products	19,628	2,011
Other	6,974	6,767

Total	187,871	171,591

Pipeline

Pipeline costs decreased by $3.0 million in the third quarter of 2004 compared to 2003 primarily due to the following:

•
Decrease of $3.1 million, as a result of a decrease in volumes sold for export through the Kumkol - Shymkent pipeline (0.2 mmbbls in the third quarter of 2004 compared to 2.2 mmbbls in the third quarter of 2003), partially offset by higher tariffs for the Kumkol - Shymkent pipeline in 2004 ($1.65/bbl in 2004 compared to $1.54/bbl in 2003) due to the change in the exchange rate of Tenge to U.S. dollar;

•
Decrease of $0.6 million, as a result of a decrease of 1.0 mmbbls in crude oil volumes sent to the refinery through the Kumkol - Shymkent pipeline, partially offset by the increase in the pipeline rate ($0.89/bbl in 2004 compared to $0.84/bbl in 2003) due to the change in the exchange rate of Tenge to U.S. dollar;

•	Increase of $0.7 million due to volumes shipped through Atasu terminal to China (2.1 mmbbls in the third quarter of 2004 compared to 1.2 mmbbls in the third quarter of 2003).

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Pipeline costs decreased by $23.7 million during the nine months ended September 30, 2004 compared to the same period of 2003 primarily due to the following:

•	Decrease of $10.5 million in non-FCA pipeline costs (nil for the first nine months of 2004 compared to $10.5 million in the same period of 2003) because we did not use the Atyrau-Samara pipeline;

•
Decrease of $15.0 million, as a result of a decrease in volumes sold for export through the Kumkol - Shymkent pipeline (2.5 mmbbls in 2004 compared to 13.0 mmbbls in 2003), partially offset by higher tariffs for the Kumkol - Shymkent pipeline in 2004 ($1.65/bbl in 2004 compared to $1.51/bbl in 2003) due to the change in the exchange rate of Tenge to U.S. dollar;

•	Decrease of $2.1 million, as a result of a decrease of 2.6 mmbbls in crude oil volumes sent to the refinery through the Kumkol - Shymkent pipeline;

•
Increase of $3.9 million on volumes shipped through our KAM pipeline and through Atasu terminal to China. Our KAM pipeline became operational in the third quarter of 2003, hence our expenses related to the KAM pipeline are higher by $2.3 million for the first nine months of 2004 compared to the same period of 2003, as there were no expenses for the first half of 2003. Our transportation expenses through Atasu terminal were higher by $1.6 million as we shipped 3.4 mmbbls in the first nine months of 2004 compared to 1.5 mmbbls in the first nine months of 2003.

Railway - Crude Oil

Railway transportation of crude oil increased by $5.9 million in the third quarter of 2004 due to our increased sales volumes. Railway costs are higher in the first nine months of 2004 by $11.7 million due to the increase in sales volumes.

Railway - Refined Products

Railway transportation of refined products increased by $11.6 million in the third quarter of 2004, as we exported 155,702 tonnes of various products on a non-FCA basis in the third quarter of 2004 compared to 22,000 tonnes sold for export on a non-FCA basis in the same quarter of 2003.

Other

Other transportation costs are mainly trucking costs incurred to transport crude oil from the KAM fields.

REFINING

Refining costs represent the direct costs related to processing crude oil sold as refined products during the period and the refining costs attached to volumes processed on behalf of tollers.

Refining costs for the third quarter of 2004 were $5.8 million ($0.81/bbl) compared to $4.1 million ($0.49/bbl) in the same quarter of 2003. Refining costs for the nine months ended September 30, 2004 were $15.2 million ($0.69/bbl) compared to $12.9 million ($0.54/bbl) in the same period of 2003.The main reasons for the $2.3 million increase in refining costs were higher repair costs and additional purchased steam and electric power related to the start-up and operation of the vacuum distillation unit during 2004. During the third quarter of 2004 the vacuum distillation unit operated continuously at an average rate of more than 43,500 tonnes per month, up significantly from 7,700 tonnes per month during the first half of the year.

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CRUDE OIL AND REFINED PRODUCT PURCHASES

Crude oil and refined product purchases represent the expensed portion of crude oil purchased for the refinery from third parties, as well as refined products purchased for resale. Purchases and sales between our Upstream and Downstream business units are eliminated on consolidation.

Our purchases of crude oil and refined products were as follows:

	Three months ended September 30

	2004	2003
	($000’s)	($000’s)

Crude oil	28,055	16,978
Refined products	-	-

Total	28,055	16,978

	Nine months ended September 30

	2004	2003
	($000’s)	($000’s)

Crude oil	86,261	42,394
Refined products	6,186	-

Total	92,447	42,394

During the first quarter of 2004 we repurchased the royalty-in-kind volumes for $17.1 million and subsequently resold them. The remaining purchases of crude oil were made from our joint ventures. The volumes purchased from our joint ventures are approximately at the same level as in the third quarter and first nine months of 2003, however, the increase in crude oil prices led to higher costs.

SELLING

Selling expenses for crude oil are comprised of customs, quality inspection and costs related to the export of crude oil. Selling expenses for refined products are comprised of the costs of operating the regional distribution centres and other costs related to our Downstream operations.

	Three months ended September 30

	2004	2003
	($000’s)	($000’s)

Crude oil	5,151	3,371
Refined products	5,254	4,133

Total	10,405	7,504

	Nine months ended September 30

	2004	2003
	($000’s)	($000’s)

Crude oil	13,385	7,878
Refined products	14,683	12,455

Total	28,068	20,333

The increase in crude oil selling expenses during the third quarter and first nine months of 2004 compared to the same periods of 2003 was the direct result of increased export sales volumes related to non-FCA routes, for which all selling costs are absorbed by us, and the increase in Kazgermunai sales volumes.

Selling expenses related to refined products also increased during the third quarter and first nine months of 2004 compared to the same periods of 2003 due to increases in storage fees, transportation security fees and personnel costs.

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GENERAL AND ADMINISTRATIVE

The table below analyzes total general and administrative costs for Upstream, Downstream and Corporate. In the case of Upstream and Downstream the general and administrative costs are also presented on a per barrel basis.

THREE MONTHS ENDED SEPTEMBER 30, 2004

	General and	Per barrel of oil
	Administrative	produced or processed*
	($000’s)	($/bbl)

Upstream	9,418	0.65
Downstream	4,038	0.56
Corporate	2,130

Total	15,586

*	Including tollers’ volumes

THREE MONTHS ENDED SEPTEMBER 30, 2003

	General and	Per barrel of oil
	Administrative	produced or processed*
	($000’s)	($/bbl)

Upstream	8,415	0.59
Downstream	3,861	0.47
Corporate	1,385

Total	13,661

*	Including tollers’ volumes

The increase in upstream general and administrative expenses was due to a $1.0 million charitable donation. The increase in corporate was due to $0.7 million of compensation cost being recognized for stock options granted pursuant to the new accounting standard.

NINE MONTHS ENDED SEPTEMBER 30, 2004

	General and	Per barrel of oil
	Administrative	produced or processed*
	($000’s)	($/bbl)

Upstream	24,678	0.60
Downstream	10,869	0.49
Corporate	8,946

Total	44,493

*	Including tollers’ volumes

NINE MONTHS ENDED SEPTEMBER 30, 2003

	General and	Per barrel of oil
	Administrative	produced or processed*
	($000’s)	($/bbl)

Upstream	23,536	0.59
Downstream	10,750	0.45
Corporate	2,908

Total	37,194

*	Including tollers’ volumes

The increase in upstream general and administrative expenses was due to a $1.0 million charitable donation. The increase in corporate expenses was mainly due to $2.8 million of compensation cost being recognized for stock options granted pursuant to the new accounting standard. The remaining increase is attributable to increased activity levels.

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INTEREST AND FINANCING

The following table sets forth our interest and financing costs and any related amortization of debt issue costs or discounts upon issuance of the debt instrument.

	Three months ended September 30

	2004	2003
	($000’s)	($000’s)

9.625% Notes	3,504	3,845
Term facility	3,278	2,428
Kazgermunai debt	251	420
PKOP bonds	-	699
Short-term debt	334	243
Accretion expense	608	513
Term loans	129	-
Less portion capitalized	-	-

Total	8,104	8,148

The interest on our term facility increased in the third quarter of 2004 due to $2.1 million of expensed deferred costs following the early repayment of the term facility. This was offset by a $1.3 million decrease in interest expense for the term facility compared to the same quarter of 2003 as the principal has been reduced through monthly principal repayments.

	Nine months ended September 30

	2004	2003
	($000’s)	($000’s)

9.625% Notes	11,035	8,697
Term facility	6,082	7,790
Kazgermunai debt	1,053	1,067
PKOP bonds	469	1,881
Short-term debt	760	608
12% Notes	-	8,718
Accretion expense	1,824	1,539
Term loans	379	-
Less portion capitalized	(13)	-

Total	21,589	30,300

•	Our 9.625% Notes interest expense increased in the first nine months of 2004 by $2.3 million, as the Notes were issued in February 2003.

•
Our term facility interest expense decreased by $1.7 million in the first nine months of 2004 due to the full repayment of the facility, which was partially offset by $2.1 million of expensed deferred costs following early repayment.

•	PKOP bonds were fully redeemed on February 26, 2004.

•	Accretion expense represents the increase in the present value of our asset retirement obligations due to the passage of time.

•	Our 12% Notes interest expense in 2003 was $8.7 million including $6.6 million of issue costs that were expensed when we redeemed these notes on February 2, 2003.

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DEPRECIATION AND DEPLETION

THREE MONTHS ENDED SEPTEMBER 30, 2004

	Depreciation and	Depreciation and
	Depletion ($000’s)	Depletion ($/bbl*)

Upstream	24,419	1.68
Downstream	5,170	0.72
Corporate	319

Total	29,908

*	Downstream includes tollers’ volumes

THREE MONTHS ENDED SEPTEMBER 30, 2003

	Depreciation and	Depreciation and
	Depletion ($000’s)	Depletion ($/bbl*)

Upstream	16,355	1.15
Downstream	4,784	0.58
Corporate	24

Total	21,163

*	Downstream includes tollers’ volumes

The increase in upstream depreciation and depletion expense of $8.1 million includes $13.1 million of additional depletion due to the increase in the depletable assets and future development costs, partially offset by $5.2 million due to the decrease of the depletion rate. The depletion rate decreased from 6.5% in the third quarter of 2003 to 4.1% in 2004 due to the changes in the reserve base. Starting January 1, 2004 we use the proved reserves to calculate depletion, as opposed to proved developed reserves used in 2003, because this resulted in a more representative charge to earnings.

NINE MONTHS ENDED SEPTEMBER 30, 2004

	Depreciation and	Depreciation and
	Depletion ($000’s)	Depletion ($/bbl*)

Upstream	62,210	1.51
Downstream	15,085	0.69
Corporate	944

Total	78,239

*	Downstream includes tollers’ volumes

NINE MONTHS ENDED SEPTEMBER 30, 2003

	Depreciation and	Depreciation and
	Depletion ($000’s)	Depletion ($/bbl*)

Upstream	43,461	1.08
Downstream	14,105	0.59
Corporate	82

Total	57,648

*	Downstream includes tollers’ volumes

The increase in upstream depreciation and depletion expense of $18.7 million includes $33.1 of additional depletion due to the increase in depletable assets and future development costs, partially offset by $14.5 million due to the decrease of the depletion rate. The depletion rate decreased from 18.5% in the first nine months of 2003 to 11.8% in the same period of 2004 due to the changes in the reserve base as noted above.

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INCOME TAXES

	Three months ended September 30

	2004	2003
	($000’s)	($000’s)

Upstream	80,867	17,878
Downstream	16,030	21,549
Corporate	(84)	1,666

Total	96,813	41,093

	Nine months ended September 30

	2004	2003
	($000’s)	($000’s)

Upstream	155,020	55,619
Downstream	63,412	46,417
Corporate	2,598	1,794

Total	221,030	103,830

Income taxes increased by $55.7 million in the third quarter of 2004 compared to the same quarter of 2003 mainly due to an increase in income before taxes. We also provided $15.2 million for excess profit tax in the third quarter of 2004 for our joint venture Turgai. $10.1 million of our tax assessments recorded in the third quarter of 2004 are not deductible for tax, which increases our taxes by $3.0 million. In Kazgermunai, our joint venture, we incurred an additional $4.3 million of income tax, as the marginal tax rate exceeded the statutory rate of 30% per the sliding scale prescribed by the hydrocarbon contract and, therefore, the effective tax rate became 40% in the third quarter of 2004.

Income taxes increased by $117.2 million in the first nine months of 2004 compared to the same period of 2003 mainly due to an increase in income before taxes. We also provided $25.1 million for excess profit tax in the first nine months of 2004 for our joint venture Turgai. $10.1 million of our tax assessments recorded in the third quarter of 2004 are not deductible for tax, which increases our taxes by $3.0 million. In Kazgermunai we incurred an additional $7.5 million of income tax because the marginal tax rate exceeded the statutory tax rate and, therefore, the effective tax rate became 38% for the first nine months of 2004.

Income taxes in our corporate segment are the withholding tax on the dividends paid from subsidiaries in Kazakhstan to Canada.

CAPITAL EXPENDITURES AND COMMITMENTS

The tables below set forth a breakdown of our capital expenditures.

	Three months ended September 30

	2004	2003
	($000’s)	($000’s)

Upstream
Development wells	11,647	12,718
Facilities and equipment	10,600	13,743
Exploration	7,474	7,885
Downstream
Refinery HS&E	67	128
Refinery sustaining	688	569
Refinery return projects	500	1,606
Marketing & other	891	10
Corporate	417	420

Total capital expenditure	32,284	37,079

Less accrued amounts	(909)	(1,063)

Total cash capital expenditure	31,375	36,016

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	Nine months ended September 30

	2004	2003
	($000’s)	($000’s)

Upstream
Development wells	27,977	26,136
Facilities and equipment	42,665	69,290
Exploration	19,165	16,346
Downstream
Refinery HS&E	1,959	468
Refinery sustaining	2,346	2,324
Refinery return projects	1,986	8,744
Marketing & other	1,541	25
Corporate	1,061	761

Total capital expenditure	98,700	124,094

Less accrued amounts	(4,271)	(2,614)

Total cash capital expenditure	94,429	121,480

LIQUIDITY

The levels of cash, current assets and current liabilities as at September 30, 2004 and December 31, 2003 are set out below.

	As at	As at
	September 30, 2004	December 31, 2003
	($000’s)	($000’s)

Cash	245,975	184,660
Cash flow (annualised)	590,903	399,931
Working capital*	116,678	151,737
Net debt**	(79,453)	135,220

Ratio of cash flow to net debt***	(7.4)	3.0
Ratio of cash flow to fixed charges****	20.5	10.6
Ratio of earnings to fixed charges*****	29.1	13.6

* Working capital is net of cash and short-term debt

** Net debt includes short-term and long-term debt less cash

*** Quarterly cash flow is annualized

**** Fixed charges include interest expense and preferred dividends before tax

***** Earnings is income before income taxes plus fixed charges

Our net working capital has decreased mainly due to increases in our accounts payable, offset in part by increases in our accounts receivable. The main components of the increase in accounts payable are income and excess profit tax, accrued dividends payable and amounts owed for crude oil purchased from one of our joint ventures. Our accounts receivable increased due to the significant increase in crude oil prices.

Our restricted cash is $50.7 million as at September 30, 2004 ($35.5 million at December 31, 2003). Restricted cash includes $8.8 million of cash dedicated to a debt service reserve account for the Corporation’s Term Facility and $41.9 million of cash dedicated to a margin account for the Corporation’s hedging program. Though our term facility was fully repaid as at September 30, 2004, we still have a balance in our debt service reserve account because our hedging liability has not been discharged in full. The restricted cash balance related to the hedging program has increased by $16.9 million since December 31, 2003 due to the change in the mark-to-market valuation of our hedging contracts.

Our long-term debt substantially decreased from $246.7 million at December 31, 2003 to $150.7 million at September 30, 2004. As at September 30, 2004 we fully repaid our Term Facility. During the nine months ended September 30, 2004 Kazgermunai repaid $24.3 million of its long-term debt.

We have entered into a $100.0 million committed unsecured credit facility, $30.0 million of which is dedicated to margin calls related to our hedging program.

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